UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001 -12

Notice to Shareholders

Banco Bradesco S.A. informs the market and its shareholders that, at an auction held at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchanges), on June 24th, 2009, it successfully concluded the sale of all shares resulting from fractions of shares from the reverse split operation, approved at the Special Shareholders’ Meeting held on March 10th, 2009.

At that occasion, a total of 3,730,979 common shares and 25,294,621 preferred shares have been sold, all of which non-par registered book-entry shares.

The amounts payable to the fractions holders shall be R$22.499992165 per common share and R$27.499999709 per preferred share, in a total amount of R$779,549,068.42.

Such amounts shall be available to the shareholders entitled to them, as of July 20th, 2009, restated by the SELIC rate or another index that might replace it, as of June 29th, 2009, date of the Auction’s financial settlement.

To the entitled shareholders, the Company shall:

a) credit the amounts to those registered in its records as holders of checking account in a Financial Institution;

b) pay BM&FBOVESPA, which shall transfer the amounts to those registered in its records, through its Custodian Agents.

Those who do not hold a checking account in a Financial Institution but whose record is updated at Bradesco’s records, shall be notified and should go to a Bradesco Branch of their choice, with their ID cards, to receive the amounts they are entitled to.

For those not identified or not located, the amounts will be available at the Company and, upon request, will be paid, restated by the SELIC rate or another index that might replace it, as of June 29th, 2009, date of the Auction’s financial settlement.

With regards to the “Notice to the Market” disclosed on June 22nd, 2009, Bradesco did not take part in the auction and, consequently, did not use its Share Repurchase Program to be held in Treasury.

Cidade de Deus, Osasco, SP, July 2nd , 2009

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.